Exhibit 99.2

Universe Pharmaceuticals INC (the “Company”)

PROXY FOR 2026 ANNUAL MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated September 1, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on September 30, 2026, at 10:00 a.m., Beijing time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China, and to vote all Class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Shares”) which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is made and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the proposals.

September 30, 2026

THE BOARD RECOMMENDS A VOTE FOR

ALL THE PROPOSALS.

I. It is resolved as an ordinary resolution that LAI Gang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

II. It is resolved as an ordinary resolution that YANG Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

III. It is resolved as an ordinary resolution that PANG Jiawen be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

IV. It is resolved as an ordinary resolution that ZHENG Ding be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

V. It is resolved as an ordinary resolution that YU Yongping be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

VI. It is resolved as an ordinary resolution that, subject to the closing bid price of the Company’s Class A Ordinary Shares listed on Nasdaq Capital Market being below $1.00 for three consecutive trading days within 12 months from the date of this resolution (the “Trigger Event”) and on the 25th trading day after the Trigger Event:

a)	the authorised, issued, and outstanding Shares be consolidated and divided by consolidating: (i) every 10 Class A Ordinary Shares with a par value of US$0.00001 each into one Class A Ordinary Share with a par value of US$0.0001; and (ii) every 10 Class B Ordinary Shares with a par value of US$0.00001 each into one Class B Ordinary Share with a par value of US$0.0001, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$20,000 divided into 1,800,000,000 Class A Ordinary Shares of par value US$0.00001 each and 200,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$20,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.0001 each and 20,000,000 Class B Ordinary Shares of par value US$0.0001 each; and

c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share (the “Share Consolidation Proposal”)

___ FOR	___ AGAINST	___ ABSTAIN

VII. It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt the amended and restated memorandum of association in the form annexed to the proxy statement delivered to shareholders and dated September 1, 2026 (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation (the “Adoption of the A&R MoA”)

___ FOR	___ AGAINST	___ ABSTAIN

VIII. It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment of the Meeting”)

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of Universe Pharmaceuticals INC. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received not less than forty-eight (48) hours before the time appointed for holding Meeting or any adjourned time and date of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated:

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